xstrata

02069006

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

RECEIVED
DEC 19 2002

Wednesday, December 11, 2002

SUPPL

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the month of November 2002.

Yours sincerely,

Brigitte Mattenberger

Brigitte Mattenberger
Corporate Affairs

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 CH-6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata File
Number 82-34660

xstrata

from Brigitte Mattenberger

date 04 November 2002

number of pages (including coversheet) 1

Company Announcement: Tuxedo Invest At Disclosable Interests in Xstrata

Xstrata Plc ("Xstrata") announces that Tuxedo Invest AG ("Tuxedo") has advised that its current shareholding in Xstrata is 7,365,000 ordinary shares of US$0.50 each, representing 2.92% of Xstrata's ordinary issued share capital

In its notification to Xstrata, Tuxedo advised that the disposal of 410,310 shares was a "minor portfolio reshuffle" and that it "does not represent a shift in Tuxedo's long term investment strategy in Xstrata plc shares."

ends

(For information, Tuxedo's previously advised holding was 3.1%.)

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Brigitte Mattenberger
Corporate Affairs
Xstrata
Bahnhofstrasse 2
P.O. Box 102
6301 Zug
Tel. +41 41 726 6071
Fax +41 41 726 7199
Mobile +41 79 381 1823
email: bmattenberger@xstrata.com
web: www.xstrata.com
****

Xstrata File
Number 82-34660

xstrata

from Brigitte Mattenberger

date 14 November 2002

number of pages (including coversheet) 1

Company Announcement: Capital Group Disclosable Interests in Xstrata

Xstrata Plc ("Xstrata") announces that The Capital Group Companies Inc has advised that Capital Trust Company, Capital International Limited, Capital International SA and Capital International Inc have increased their respective holdings to 8'741'118, 11'825'696, 1'587'758 and 2'616'630 ordinary shares of US$0.50 each (previously 7'528'568, 11'815'696, 1'355'655 and 2'558'410).

The aggregate shareholding of the Capital Group of Companies is 38'560'756 shares, which represents 15.27% of Xstrata's issued share capital.

ends

(For information, The Capital Group's previously disclosed shareholding in Xstrata was 14.67%)

****
Brigitte Mattenberger
Corporate Affairs
Xstrata
Bahnhofstrasse 2
P.O. Box 102
6301 Zug
Tel. +41 41 726 6071
Fax +41 41 726 7199
Mobile +41 79 381 1823
email: bmattenberger@xstrata.com
web: www.xstrata.com
****

xstrata

from Marc Gonsalves

date 21 November 2002

number of pages (including coversheet) 1

Xstrata press release: Early Stage Discussions Confirmed

Xstrata plc confirms that it has entered into early-stage discussions with MIM Holdings. As an active participant in the sector, Xstrata is continually reviewing opportunities with a view to securing transactions which can add value to its shareholders. The outcome of discussions entered into as part of this process is always uncertain. Unless these discussions lead to an agreement, therefore, no further announcement is contemplated.

ends

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Marc Gonsalves
GM Corporate Affairs
Xstrata
Office: +44 20 7968 2812
UK Mobile: +44 7775 662 348
CH Mobile: +41 7975 843 09
Fax: +44 20 7968 2810
Email: mgonsalves@xstrata.com
Panton House, 25 Haymarket
London, SW1Y 4EN
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